TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED
RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

DEARBORN PARTNERS RISING DIVIDEND FUND

Trust for Professional Managers (the “Trust”), on behalf of its series, the Dearborn Partners Rising Dividend Fund (the “Fund”), has elected to rely on Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund. A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1.Class Designation. The Fund will offer three classes of shares to be known as Class A, Class C and Class I shares (each, a “Class,” and collectively, the “Classes”).

2.Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class A:    Class A shares will be offered for sale subject to a maximum front-end sales charge of 5.00%, subject to certain exceptions as set forth in the Fund’s Prospectus, and a contingent deferred sales charge of 1.00% is applied to Class A shares purchased at the $500,000 breakpoint (as described in the Fund’s Prospectus) that are redeemed within 12 months of purchase. Class A shares will be subject to a distribution and shareholder servicing plan adopted pursuant to Rule 12b‑1 under the 1940 Act (the “Distribution Plan”), which provides for an annual Rule 12b‑1 distribution and shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis. The Distribution Plan fees for the Class A shares will be used to pay: (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.

Class C: Class C shares will be offered for sale at net asset value, although a contingent deferred sales charge of 1.00% is applied to Class C shares redeemed within 12 months of purchase. Class C shares will be subject to the Distribution Plan, which provides for an annual Rule 12b-1 distribution and shareholder servicing fee of 1.00% of the average daily net assets of the Fund attributable to Class C shares, computed on an annual basis. The Rule 12b-1 distribution and shareholder servicing fee represents a 0.75% Rule 12b-1 distribution fee and a 0.25% shareholder servicing fee. The Distribution Plan fees for the Class C shares will be used to pay: (i) the Fund’s distributor a Rule 12b-1 distribution and shareholder servicing fee of 1.00% for promoting and distributing Class C shares and for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.

Class I: Class I shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.

3.Expense Allocations. The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.
4.Automatic Conversions. Class C shares of the Fund will convert automatically into Class A shares of the Fund during the month in which the eight-year anniversary of the purchase of Class C shares occurs, as described in the Fund’s Prospectus
5.Voluntary Conversions. Class A and Class C shareholders of the Fund may elect to convert their Class A and Class C shares into Class I shares, subject to meeting the minimum investment amount requirement for Class I shares, as described in the Fund’s Prospectus. Class C shares that have been purchased within the past 12 months and are still subject to the 1.00% level sales load upon redemption are not eligible for conversion into Class I shares.
6.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: February 21, 2013

Amended and Restated on: April 15, 2021